Exhibit 2.2

AMENDMENT NO. 1

to

AGREEMENT AND PLAN OF MERGER

Dated as of February 18, 2015

among

ENERGY TRANSFER PARTNERS, L.P.,

ENERGY TRANSFER PARTNERS GP, L.P.,

RENDEZVOUS I LLC,

RENDEZVOUS II LLC,

REGENCY ENERGY PARTNERS LP,

REGENCY GP LP,

ETE GP ACQUIRER LLC

and,

solely for purposes of Section 5.17 and Article VIII, as Amended,

ENERGY TRANSFER EQUITY, L.P.

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1, dated as of February 18, 2015 (this “Amendment”), to the Agreement and Plan of Merger, dated as of January 25, 2015 (the “Original Agreement”), is by and among Regency Energy Partners LP, a Delaware limited partnership (“MLP”), Regency GP LP, a Delaware limited partnership and the general partner of MLP (“MLP GP” and, together with MLP, the “MLP Entities”), ETE GP Acquirer LLC, a Delaware limited liability company (“ETE Acquirer”), Energy Transfer Partners, L.P., a Delaware limited partnership (“Parent”), Energy Transfer Partners GP, L.P., a Delaware limited partnership and the general partner of Parent (“Parent GP”), Rendezvous I LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub A”), Rendezvous II LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub B” and, together with Parent, Parent GP and Merger Sub A, the “Parent Entities”), and, solely for purposes of Section 5.17 and Article VIII, Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”).

W I T N E S S E T H:

WHEREAS, on January 25, 2015, MLP, MLP GP, Parent, Parent GP and ETE entered into the Original Agreement;

WHEREAS, the parties are entering into this Amendment in order to modify certain terms and conditions of the Original Agreement;

WHEREAS, Section 8.2 of the Original Agreement provides that, at any time prior to the Effective Time, the Original Agreement may be amended or supplemented in any and all respects, by action taken or authorized by the Board of Directors (the “MLP Managing GP Board”) of Regency GP LLC, a Delaware limited liability company and the general partner of MLP GP, and the Board of Directors (the “Parent Managing GP Board”) of Energy Transfer Partners, L.L.C., a Delaware limited liability company and the general partner of Parent GP; provided, however, that such action must first be referred to the Conflicts Committee of the MLP Managing GP Board (the “MLP Conflicts Committee”) and the Conflicts Committee of the Parent Managing GP Board (the “Parent Conflicts Committee”), as applicable, for their consideration, and the MLP Conflicts Committee and the Parent Conflicts Committee must be permitted not less than two business days to make a recommendation with respect thereto;

WHEREAS, the MLP Managing GP Board and the Parent Managing GP Board have referred this Amendment and the transactions contemplated hereby to the MLP Conflicts Committee and the Parent Conflicts Committee, respectively;

WHEREAS, the MLP Conflicts Committee, by unanimous vote, in good faith (a) determined that this Amendment and the transactions contemplated hereby are in the best interest of MLP and the MLP Unaffiliated Unitholders, (b) approved this Amendment and the transactions contemplated hereby, including the Merger (the foregoing constituting MLP Special Approval), and (c) resolved to approve, and to recommend to the MLP Managing GP Board the approval of, this Amendment and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, upon the receipt of such approval and recommendation of the MLP Conflicts Committee, at a meeting duly called and held, the MLP Managing GP Board (a) determined that this Amendment is in the best interest of MLP and the MLP Unaffiliated Unitholders, (b) approved this Amendment and the transactions contemplated hereby, including the Merger, (c) directed that the Original Agreement, as amended by this Amendment, be submitted to a vote of the MLP Limited Partners, and (d) resolved to recommend adoption of the Original Agreement, as amended by this Amendment, by the MLP Limited Partners;

WHEREAS, the Parent Conflicts Committee, by unanimous vote, in good faith (a) determined that this Amendment and the transactions contemplated hereby are in the best interest of Parent and the Parent Unaffiliated Unitholders, (b) approved this Amendment and the transactions contemplated hereby, including the Merger (the foregoing constituting Parent Special Approval), and (c) resolved to approve, and to recommend to the Parent Managing GP Board the approval of, this Amendment and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, upon the receipt of such approval and recommendation of the Parent Conflicts Committee, at a meeting duly called and held, the Parent Managing GP Board approved this Amendment and the transactions contemplated hereby, including the Merger and the GP Merger, on behalf of Parent, in its individual capacity and in its capacity as the sole member and manager of each of Merger Sub A and Merger Sub B;

WHEREAS, the Board of Directors of LE GP, LLC, a Delaware limited liability company and the general partner of ETE, approved this Amendment and the transactions contemplated hereby, including the GP Merger, on behalf of ETE, in its individual capacity and its capacity as the sole member of ETE Acquirer; and

WHEREAS, all capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Amendment, and intending to be legally bound, the parties agree as follows:

1.	Amendment to Section 1.1.

a.	Section 1.1(a) of the Original Agreement shall be amended and restated as follows:

“Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, MLP shall be merged with Merger Sub A (the “Merger”), the separate limited liability company existence of Merger Sub A will cease, and MLP will continue its existence as a limited partnership under Delaware law as the surviving entity in the Merger and a wholly owned Subsidiary of Parent (the “Surviving Entity”).”

b.	Section 1.1(b) of the Original Agreement shall be amended and restated as follows:

“Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DLLCA, at the GP Merger Effective Time, ETE Acquirer shall be merged with Merger Sub B (the “GP Merger”), the separate limited liability company existence of Merger Sub B will cease, and ETE Acquirer will continue its existence as a limited liability company under Delaware law as the surviving entity in the GP Merger and a wholly owned Subsidiary of Parent (the “GP Merger Surviving Entity”).”

2.	Amendment to Section 1.3.

a.	The first sentence of Section 1.3(a) of the Original Agreement shall be amended by replacing the word “Parent” with the word “MLP” and inserting the words “and the DLLCA” after the word “DRULPA.”

b.	The first sentence of Section 1.3(b) of the Original Agreement shall be amended by replacing the words “Parent GP” with the words “ETE Acquirer” and by replacing the word “DRULPA” with the word “DLLCA.”

c.	The second sentence of Section 1.3(b) of the Original Agreement shall be amended by replacing the words “MLP GP” with the words “ETE Acquirer” and by replacing the words “Parent GP” with the word “Parent.”

3.	Amendment to Section 1.4.

Section 1.4 of the Original Agreement shall be amended by inserting the words “and the DLLCA” after the word “DRULPA”.

4.	Amendment to Section 1.5

a.	Section 1.5(a) of the Original Agreement shall be amended by replacing the word “Parent” with the word “MLP.”

b.	Section 1.5(b) of the Original Agreement shall be amended and restated as follows:

“At the Effective Time, the MLP Partnership Agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the agreement of limited partnership of the Surviving Entity from and after the Effective Time, and thereafter may be amended as provided therein or by Law, in each case consistent with the obligations set forth in Section 5.9.”

5.	Amendment to Section 2.1

a.	The first sentence of Section 2.1 of the Original Agreement shall be amended by inserting the words “, Merger Sub A” after the second instance of the word “Parent” and by inserting the words “or Merger Sub A” immediately prior to the colon.

b.	Section 2.1(a)(i) of the Original Agreement shall be amended and restated as follows:

“Conversion of Common Units. Subject to Section 2.1(c), Section 2.2(h) and Section 2.4, each Common Unit issued and outstanding or deemed issued and outstanding in accordance with Section 2.3 as of immediately prior to the Effective Time shall be converted into the right to receive (x) the Additional Unit Consideration and (y) 0.4066 (the “Exchange Ratio”) Parent Units (the “Unit Consideration” and, together with the Additional Unit Consideration, the “Merger Consideration”).”

c.	Section 2.1(a)(ii) of the Original Agreement shall be amended and restated as follows:

“Conversion of MLP General Partner Interest. The MLP General Partner Interest outstanding immediately prior to the Effective Time shall be converted into a non-economic general partner interest in MLP, and MLP GP shall continue as the sole general partner of MLP and the sole record and beneficial owner of the general partner interests in the MLP.”

d.	Section 2.1(d) of the Original Agreement shall be amended and restated as follows:

“Conversion of Merger Sub A Limited Liability Company Interests. At the Effective Time, by virtue of the Merger and without any action on the part of Parent or Merger Sub A, the limited liability company interests in Merger Sub A issued and outstanding immediately prior to the Effective Time shall be converted into a 100% limited partner interest in MLP (as the Surviving Entity) and Parent shall be admitted as a limited partner of MLP. At the Effective Time, the books and records of MLP shall be revised to reflect the admission of Parent as an MLP Limited Partner and the simultaneous withdrawal of all other MLP Limited Partners.”

e.	Section 2.1(e) of the Original Agreement shall be amended and restated as follows:

“Certificates. As of the Effective Time, all Common Units and Class F Units converted into the Merger Consideration and all Series A Units converted into the Series A Unit Consideration, as applicable, pursuant to this Article II shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of units in book-entry form (“Book-Entry Units”)) that immediately prior to the Effective Time represented any such Common Units, Class F Units or Series A Units (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration or Series A Unit Consideration, as applicable, and any distributions to which such holder is entitled pursuant to Section 2.2(g), in each case to be issued in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(c), without interest, and the right to be admitted as a Parent Limited Partner. Parent GP hereby consents to the admission (as a Parent Limited Partner) of each MLP Unitholder who is issued Parent Units or Parent Preferred Units in accordance with this Article II, upon the proper surrender of the Certificate representing Common Units, Class F Units or Series A Units, as applicable. Upon such surrender of the Certificate (or upon a waiver of the requirement to surrender a Certificate granted by Parent GP in its sole discretion) and the recording of the name of such Person as a limited partner of Parent on the books and records of Parent, such Person shall be deemed to have made a capital contribution to Parent and shall automatically and effective as of the Effective Time be admitted as a Parent Limited Partner and be bound by the Parent Partnership Agreement as such. By its surrender of a Certificate, or by its acceptance of Parent Units or Parent Preferred Units, as applicable, a MLP Unitholder confirms its agreement to be bound by all of the terms and conditions of the Parent Partnership Agreement.”

6.	Amendment to Section 2.2.

a.	The last sentence of Section 2.2(a) of the Original Agreement shall be amended by deleting the words “, and cash in lieu of any fractional Parent Units payable pursuant to Section 2.2(h)”.

b.	Section 2.2(b) of the Original Agreement shall be amended and restated as follows:

“Deposit. At or prior to the Closing, Parent shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of Common Units, Class F Units, Series A Units and Unit Options, an amount of (x) Parent Units (which shall be in non-certificated book-entry form) and (y) Parent Preferred Units (which shall be in non-certificated book-entry form), issuable upon due surrender of the Certificates, Book-Entry Units or other evidence of Unit Options (or effective affidavits of loss in lieu thereof) pursuant to the provisions of this Article II. Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash in U.S. dollars sufficient to pay any distributions pursuant to Section 2.2(g), any Parent Units sufficient to pay any Merger Consideration and any Parent Preferred Units sufficient to pay any Series A Unit Consideration, in each case, that may be payable from time to time following the Effective Time. All cash or book-entry units representing Parent Units and Parent Preferred Units deposited with the Exchange Agent or representing Parent Units to be delivered pursuant to Section 2.2(h) shall be referred to in this Agreement as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration and Series A Unit Consideration contemplated to be issued or paid pursuant to this Article II out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, that (i) no such investment or losses thereon shall affect the Merger Consideration payable to holders of Common Units, Class F Units, Series A Units or Unit Options entitled to receive such consideration and Parent shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of Common Units, Class F Units, Series A Units or Unit Options entitled to receive such consideration in the amount of any such losses; and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days.”

c.	Section 2.2(c) of the Original Agreement shall be amended by (i) deleting “, including the Cash Consideration,” in the first sentence and (ii) deleting the words “, cash in lieu of fractional Parent Units” in the third sentence.

d.	The second sentence of Section 2.2(f) of the Original Agreement shall be amended by inserting the words “, Merger Sub A” after the word “Parent”.

e.	Section 2.2(h) of the Original Agreement shall be amended and restated as follows:

“No Fractional Units. No certificates or scrip representing fractional Parent Units or Parent Preferred Units shall be issued upon the surrender for exchange of Certificates, Book-Entry Units or other evidence of Unit Options (or effective affidavits of loss in lieu thereof). Notwithstanding any other provision of this Agreement, all fractional Parent Units that a holder of Common Units, Class F Units or Unit Options converted pursuant to the Merger would otherwise be entitled to receive as Unit Consideration and Additional Unit Consideration in the Merger (after taking into account all Certificates (or effective affidavits of loss in lieu thereof), Book-Entry Units or other evidence of Unit Options (or effective affidavits of loss in lieu thereof)) will be aggregated and then, if a fractional Parent Unit results from that aggregation, be rounded up to the nearest whole Parent Unit.”

f.	The Heading of Section 2.2(k) of the Original Agreement shall be amended by deleting the words “and Cash Received”.

g.	Section 2.2(k) of the Original Agreement shall further be amended by deleting the words “, the cash received in lieu of fractional Parent Units” in the second sentence and by deleting the third and fourth sentences in their entirety.

7.	Amendment to Section 2.3.

a.	Section 2.3(a) of the Original Agreement shall be amended and restated as follows:

“Treatment of Phantom Units. Except as otherwise expressly provided in the terms of a particular award or as provided in Section 5.2(a)(viii)(E) of the MLP Disclosure Schedule, each award of Phantom Units that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, cease to relate to or represent a right to receive Common Units and shall be converted, at the Effective Time, into the right to receive an award of phantom units relating to Parent Units (a “Converted Parent Phantom Unit Award”) on the same terms and conditions as were applicable to the corresponding award of Phantom Units, except that the number of Parent Units covered by each such Converted Parent Phantom Unit Award shall be equal to the number of Common Units subject to the corresponding award of Phantom Units multiplied by the sum (rounded up to the nearest whole unit) of (i) the Exchange Ratio, plus (ii) the partial Parent Unit representing the Additional Unit Consideration.”

b.	Section 2.3(b) of the Original Agreement shall be amended and restated as follows:

“Treatment of Unit Options. Each Unit Option that is outstanding and “in-the-money” on the Closing Date (i.e., having a per unit exercise price greater than the closing price of a Common Unit on the NYSE on the last trading day prior to the Closing Date) immediately prior to the Effective Time (whether or not vested) shall be deemed to have been exercised on a net-issuance (i.e., cashless) basis immediately prior to the Effective Time and each net issued Common Unit deemed to have been issued will be converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(i) on the terms generally applicable to issued and outstanding Common Units, except as provided in this Section 2.3(b) (such consideration the “Option Consideration”). Unless a recipient of Option Consideration shall have remitted to Parent GP or its applicable Affiliate the amount required to be withheld with respect to the payment of the Option Consideration under the Code or any provision of state, local or foreign tax Law, the Option Consideration to be received by such holder shall be reduced by a number of Parent Units equal to (i) the amount required to be deducted and withheld, divided by (ii) the closing price of one Parent Unit on the NYSE on the last trading day prior to the Closing Date. Each outstanding Unit Option that is not “in-the-money” as of the Closing Date shall be mandatorily surrendered to the MLP and canceled and terminated at the Effective Time for no consideration. In the event that the deemed exercise described in this Section 2.3(b) would result in the holder of the Unit Option being deemed to hold a fractional Common Unit, that holder shall not receive such fractional unit.”

c.	Section 2.3(c) of the Original Agreement shall be amended and restated as follows:

“Treatment of Cash Units. Each award of Cash Units that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, cease to relate to or represent a right to receive an amount of cash based on the fair market value of the Common Units and shall be converted, at the Effective Time, into the right to receive an award of restricted cash units relating to Parent Units (a “Converted Parent Cash Unit Award”) on the same terms and conditions as were applicable to the corresponding award of Cash Units, except that the number of notional units that upon vesting entitles the holder to receive an amount of cash equal to the fair market value of a Parent Unit shall be equal to the number of notional Common Units related to the corresponding award of Cash Units multiplied by the sum (rounded up to the nearest whole unit) of (i) the Exchange Ratio, plus (ii) the partial Parent Unit representing the Additional Unit Consideration.”

8.	Amendment to Section 2.4.

Section 2.4 of the Original Amendment shall be amended by replacing the words “Cash Consideration” with the words “Additional Unit Consideration”.

9.	Amendment to Section 2.6.

Section 2.6 of the Original Agreement shall be amended and restated as follows:

“Effect of the GP Merger. At the GP Merger Effective Time, by virtue of the GP Merger and without any action on the part of ETE Acquirer, Merger Sub B or their respective members: (i) the limited liability company interests in ETE Acquirer issued and outstanding immediately prior to the GP Merger Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled limited liability company interests; (ii) the limited liability company interests in Merger Sub B issued and outstanding immediately prior to the GP Merger Effective Time shall be converted into a 100% limited liability company interest in ETE Acquirer (as the GP Merger Surviving Entity) and (iii) Parent hereby agrees to be bound to the limited liability company agreement of ETE Acquirer and is hereby admitted as a member of ETE Acquirer. At the GP Merger Effective Time, the books and records of ETE Acquirer shall be revised to reflect the admission of Parent as the sole member of ETE Acquirer and the simultaneous withdrawal of all other members of ETE Acquirer. The certificate of formation and the limited liability company agreement of ETE Acquirer as in effect immediately prior to the GP Merger Effective Time shall remain unchanged and shall be the certificate of formation and the limited liability company agreement of the GP Merger Surviving Entity (except that the limited liability company agreement is hereby amended to reflect the change in the member) from and after the GP Merger Effective Time, and thereafter may be amended as provided therein or by Law.”

10.	Addition of New Section 2.7

Article II of the Original Agreement shall be amended by adding a new Section 2.7 to read in its entirety as follows:

“Section 2.7 Parent GP Interest. The parties hereby acknowledge and agree that, upon the consummation of the Merger and the GP Merger, the Parent Percentage Interest represented by the Parent GP Interests will be increased to equal the sum of (x) the Parent Percentage Interest represented by the Parent GP Interests immediately prior to the Effective Time, as adjusted to give effect to the issuance of Parent Units to be issued in connection with the Merger pursuant to Section 2.1 and Section 2.3, and (y) the MLP GP Percentage Interest. In connection therewith, Parent GP shall receive a right to any capital account in MLP associated with the MLP General Partner Interest immediately prior to the Merger.”

11.	Amendment to Section 3.3.

a.	Subclause (ii) in the second sentence of Section 3.3(a) of the Original Agreement shall be amended by deleting the words “limited partners of MLP GP and”.

b.	The third sentence of Section 3.3(a) of the Original Agreement shall be deleted in its entirety.

12.	Amendment to Section 3.4.

Clause (i) of Section 3.4 of the Original Agreement shall be amended by deleting the word “joint” and by deleting the words “and the Rule 13e-3 transaction statement on Schedule 13E-3 relating to the approval of this Agreement by the MLP Limited Partners (as amended or supplemented, the “Schedule 13E-3”)”.

13.	Amendment to Section 3.9.

a.	The first sentence of Section 3.9 of the Original Agreement shall be amended by deleting the words “and Parent Unitholders” and “and Parent Unitholders Meeting”.

b.	The first sentence of Section 3.9 of the Original Agreement shall be amended by inserting the word “and” prior to clause (b) thereof and deleting in its entirety clause (c).

c.	The last sentence of Section 3.9 of the Original Agreement shall be amended by inserting the words “, Merger Sub A or Merger Sub B” after the word “Parent”.

14.	Amendment to Section 3.12.

The first sentence of Section 3.12(a) of the Original Agreement shall be amended by inserting the words “, MLP Managing GP” after the second instance of the words “MLP GP.”

15.	Amendment to Section 3.14.

Section 3.14(a)(vi) of the Original Agreement shall be amended by replacing the word “MLP’s” in the parenthetical with the words “the Surviving Entity and its.”

16.	Amendment to Section 3.18.

Section 3.18 of the Original Agreement shall be amended and restated as follows:

“Opinion of Financial Advisor. The MLP Conflicts Committee has received the opinion of J.P. Morgan Securities LLC (the “MLP Financial Advisor”), dated as of January 25, 2015, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, from a financial point of view, the Merger Consideration (as defined in the Agreement and Plan of Merger dated as of January 25, 2015 by and among MLP, MLP GP, Parent, Parent GP and ETE) is fair to the MLP Unaffiliated Unitholders (the “MLP Fairness Opinion”). MLP has been authorized by the MLP Financial Advisor to permit the inclusion of the MLP Fairness Opinion and/or references thereto in the Registration Statement and the Proxy Statement.”

17.	Amendment to Section 3.22.

a.	The first sentence of Section 3.22 of the Original Agreement shall be amended by inserting the words “or Merger Sub A” after the word “Parent”.

b.	The second sentence of Section 3.22 of the Original Agreement shall be amended and restated as follows:

“Without limiting the generality of the foregoing, neither MLP nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub A or any other Person resulting from the distribution to Parent or Merger Sub A (including their respective Representatives), or Parent’s or Merger Sub A’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to Parent or Merger Sub A in certain “data rooms” or management presentations in expectation of the Merger.”

18.	Addition of New Article IIIA.

The Original Agreement shall be amended by inserting the following as a new Article IIIA:

“ARTICLE IIIA

REPRESENTATIONS AND WARRANTIES OF ETE ACQUIRER

ETE Acquirer represents and warrants to Parent and MLP as follows:

Section 3A.1 Organization, Standing and Power.

(a) Each of ETE Acquirer and MLP Managing GP is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on ETE Acquirer (an “ETE Acquirer Material Adverse Effect”).

(b) Each of ETE Acquirer and MLP Managing GP is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have an ETE Acquirer Material Adverse Effect.

(c) The outstanding partnership interests and limited liability company interests in ETE Acquirer, MLP Managing GP and MLP GP that are owned directly or indirectly by ETE have been duly authorized and validly issued and are fully paid and nonassessable and are owned free and clear of all Liens, except for those Liens arising under the ETE Credit Documents. All such interests of ETE Acquirer, MLP Managing GP and MLP GP are owned directly or indirectly by ETE.

(d) ETE Acquirer has made available to Parent correct and complete copies of its certificate of formation and limited liability company agreement (the “ETE Acquirer Charter Documents”), and correct and complete copies of the MLP Managing GP Charter Documents, in each case as amended to the date of this Agreement. All such ETE Acquirer Charter Documents are in full force and effect and ETE Acquirer is not in violation of any of their provisions.

Section 3A.2 Limited Liability Company Interests; ETE Acquirer Business.

(a) ETE is the sole member of ETE Acquirer. ETE is the sole record and beneficial owner of all of the issued and outstanding limited liability company interests of ETE Acquirer and such limited liability company interests have been duly authorized and validly issued in accordance with applicable Law and the limited liability company agreement of ETE Acquirer. ETE owns the limited liability company interest in ETE Acquirer free and clear of any Liens, except for those Liens arising under the ETE Credit Documents.

(b) ETE Acquirer does not have and has not had any material assets other than the partnership interest in MLP GP and the limited liability company interest in the MLP Managing GP, and ETE Acquirer does not have and has not had any material operations other than its ownership interests in such entities.

Section 3A.3 Authority; Non-Contravention.

(a) ETE Acquirer has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the GP Merger. The execution, delivery and performance by ETE Acquirer of this Agreement, and the consummation of the transactions contemplated hereby, including the GP Merger, have been duly authorized and approved by ETE, as the sole member of ETE Acquirer, and no other entity action on the part of ETE Acquirer is necessary to authorize the execution, delivery and performance by ETE Acquirer of this Agreement and the consummation of the transactions contemplated hereby, including the GP Merger. This Agreement has been duly executed and delivered by ETE Acquirer and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes the legal, valid and binding obligation of ETE Acquirer, enforceable against ETE Acquirer in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by ETE Acquirer nor the consummation by ETE Acquirer of the transactions contemplated hereby, nor compliance by ETE Acquirer with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the ETE Acquirer Charter Documents or the MLP Managing GP Charter Documents, (ii) assuming that the authorizations, consents and approvals referred to in Section 3A.4 and the filings referred to in Section 3A.4 are made (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to ETE Acquirer, MLP Managing GP or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, ETE Acquirer or MLP Managing GP under any of the terms, conditions or provisions of any Contract to which ETE Acquirer or MLP Managing GP is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of ETE Acquirer or MLP Managing GP, except, in the case of clauses (ii)(x) and (ii)(y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have an ETE Acquirer Material Adverse Effect.

Section 3A.4 Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Exchange Act and the Securities Act, including the filing of the Proxy Statement, (ii) the filing of the Certificate of Merger and the Certificate of GP Merger with the Secretary of State of the State of Delaware, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act or (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by ETE Acquirer and the consummation by ETE Acquirer of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in an ETE Acquirer Material Adverse Effect.

Section 3A.5 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been an ETE Acquirer Material Adverse Effect.

(b) Since the Balance Sheet Date, (i) except for this Agreement and the transactions contemplated hereby, ETE Acquirer and MLP Managing GP have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither ETE Acquirer nor MLP Managing GP has taken any action described in Section 5.2(c) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent, would violate such provisions.

Section 3A.6 Brokers and Other Advisors. No broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger, GP Merger or the transactions contemplated hereby based on arrangements made by or on behalf of ETE Acquirer.

Section 3A.7 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IIIA, neither ETE Acquirer nor any other Person makes or has made any express or implied representation or warranty with respect to ETE Acquirer or with respect to any other information provided to Parent or Merger Sub B in connection with the GP Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, neither ETE Acquirer nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub B or any other Person resulting from the distribution to Parent or Merger Sub B (including their respective Representatives), or Parent’s or Merger Sub B’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to Parent or Merger Sub B in certain “data rooms” or management presentations in expectation of the GP Merger.

19.	Amendment to Section 4.2.

a.	The second sentence of Section 4.2(d) of the Original Agreement shall be amended by inserting the words “, except for those Liens arising under the ETE Credit Documents” at the end of the subsection.

b.	Section 4.2 of the Original Agreement shall be amended by adding a new paragraph (e) to read in its entirety as follows:

“(e) All of the issued and outstanding limited liability company interests in each of Merger Sub A and Merger Sub B are owned, beneficially and of record, by Parent. Each of Merger Sub A and Merger Sub B was formed solely for the purpose of engaging in the Merger and the GP Merger, as applicable, and the other transactions contemplated hereby. Except for obligations and liabilities incurred in connection with its formation and the Merger and the GP Merger, as applicable, and the other transactions contemplated hereby, each of Merger Sub A and Merger Sub B has not and will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.”

20.	Amendment to Section 4.3.

a.	Section 4.3(a) of the Original Agreement shall be amended and restated as follows:

“Each of the Parent Entities has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the

Merger and the GP Merger. The execution, delivery and performance by the Parent Entities of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger and the GP Merger, have been duly authorized and approved by the Parent Managing GP Board, which, at a meeting duly called and held, has, on behalf of Parent (in its individual capacity and in its capacity as the sole member and manager of each of Merger Sub A and Merger Sub B) and Parent GP, unanimously approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the GP Merger, and no other entity action on the part of the Parent Entities is necessary to authorize the execution, delivery and performance by the Parent Entities of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the GP Merger. This Agreement has been, and the Parent Partnership Agreement Amendment will be, duly executed and delivered by the applicable Parent Entities and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes, and the Parent Partnership Agreement Amendment will constitute, a legal, valid and binding obligation of each of the applicable Parent Entities, enforceable against each of them in accordance with its terms.”

b.	Section 4.3(b) of the Original Agreement shall be amended by deleting the words “and the Parent Unitholder Approval”.

c.	Section 4.3(c) of the Original Agreement shall be amended and restated as follows:

“The vote or consent of Parent as the sole member and manager of each of Merger Sub A and Merger Sub B, which Parent hereby irrevocably grants by its execution hereof, is the only vote or consent of the members of Merger Sub A and Merger Sub B necessary to adopt this Agreement and approve the transactions contemplated hereby.”

21.	Amendment to Section 4.9.

a.	The first sentence of Section 4.9 of the Original Agreement shall be amended by deleting the words “and Parent Unitholders” and the words “and Parent Unitholders Meeting”.

b.	The first sentence of Section 4.9 of the Original Agreement shall be amended by inserting the word “and” prior to clause (b) thereof and deleting in its entirety clause (c).

c.	The last sentence of Section 4.9 of the Original Agreement shall be amended by replacing the words “, Proxy Statement and the Schedule 13E-3” with “and Proxy Statement”.

22.	Amendment to Section 4.14.

Section 4.14 of the Original Agreement shall be amended and restated as follows:

Opinion of Financial Advisor. The Parent Conflicts Committee has received the opinion of Barclays Capital Inc. (the “Parent Financial Advisor”), dated as of January 25, 2015, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, from a financial point of view, the Merger Consideration (as defined in this Agreement (as in effect on and as of January 25, 2015)) to be paid by Parent is fair to Parent (the “Parent Fairness Opinion”). Parent has been authorized by the Parent Financial Advisor to permit the inclusion of the Parent Fairness Opinion and/or references thereto in the Registration Statement and the Proxy Statement, if and to the extent required by law.

23.	Amendment to Section 4.17.

Section 4.17 of the Original Agreement shall be amended by deleting the words “, including the aggregate Cash Consideration”.

24.	Amendment to Section 5.1.

a.	The Heading to Section 5.1 of the Original Agreement shall be amended and restated as follows:

“Preparation of the Registration Statement and the Proxy Statement; MLP Unitholders Meeting.”

b.	Section 5.1(a) of the Original Agreement shall be amended and restated as follows:

“As soon as practicable following the date of this Agreement, MLP and Parent shall jointly prepare and MLP shall file with the SEC the Proxy Statement, and MLP and Parent shall jointly prepare and Parent shall file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of MLP and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. MLP and Parent shall use their respective reasonable best efforts to cause the Proxy Statement to be mailed to the MLP Unitholders, as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by MLP, without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to MLP or Parent, or any of their respective Affiliates, directors or officers, is discovered by MLP or Parent that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be jointly prepared and promptly filed with the SEC and, to the extent required by Law, disseminated to the MLP Unitholders. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to any of the Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement.”

c.	Section 5.1 of the Original Agreement shall be amended by deleting Section 5.1(c) in its entirety and inserting “[Removed and Reserved]” in lieu thereof.

25.	Amendment to Section 5.2.

a.	Section 5.2(b)(ii) of the Original Agreement is hereby amended by replacing the words “General Partner” with “Parent Managing GP”.

b.	Section 5.2 of the Original Agreement shall be amended by adding new paragraph (c) to read in its entirety as follows:

“(c) Except (i) as expressly permitted by this Agreement, (ii) as required by applicable Law or (iii) as agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, ETE Acquirer shall, and shall cause MLP Managing GP, to: (w) conduct their respective businesses in the ordinary course of business consistent with past practice, (x) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of any Contract to which ETE Acquirer or MLP Managing GP is a party, (y) use commercially reasonable efforts to maintain and preserve intact their respective business organization and the goodwill of those having business relationships with them and retain the services of their respective present officers and key employees, and (z) use its commercially reasonable efforts to keep in full force and effect all of their respective material Permits and all material insurance policies maintained by ETE Acquirer or MLP Managing GP, other than changes to such policies made in the ordinary course of business.”

26.	Amendment to Section 5.4.

Article V of the Original Agreement shall be amended by deleting Section 5.4 in its entirety and inserting “[Removed and Reserved]” in lieu thereof.

27.	Amendment to Section 5.6.

Section 5.6 of the Original Agreement shall be amended and restated as follows:

“Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and MLP. Thereafter, neither MLP nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with the NYSE or other national securities exchange as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party); provided, however, that MLP shall not be required by this Section 5.6 to consult with any other party with respect to a public announcement in connection with the receipt and existence of an MLP Alternative Proposal that the MLP Managing GP Board (upon the recommendation of the MLP Conflicts Committee) believes is bona fide and matters related thereto or an MLP Adverse Recommendation Change but nothing in this proviso shall limit any obligation of MLP under Section 5.3(d) to negotiate with Parent in good faith; provided, further, that each party and their respective controlled affiliates may make statements that are consistent with statements made in previous press releases, public disclosures or public statements made by Parent or MLP in compliance with this Section 5.6.

28.	Amendment to Section 5.9.

a.	Section 5.9(a) of the Original Agreement shall be amended by inserting the words “, ETE Acquirer” after each instance of “MLP GP”.

b.	Section 5.9(b) of the Original Agreement shall be amended and restated as follows:

“From and after the Effective Time, to the fullest extent that any MLP Entity, ETE Acquirer or any applicable Subsidiary thereof would be permitted to indemnify an Indemnified Person, Parent, the Surviving Entity and the GP Merger Surviving Entity agree to (i) indemnify and hold harmless against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with any Proceeding, and provide advancement promptly, and in any event within 10 days after any written request, of expenses to, all Indemnified Persons to the fullest extent permitted under applicable Law and (ii) honor the provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the MLP Charter Documents, the MLP GP Charter Documents, the ETE Acquirer Charter Documents and comparable governing instruments of any Subsidiary of the MLP Entities or ETE Acquirer immediately prior to the Effective Time and ensure that the organizational documents of the Surviving Entity and the GP Merger Surviving Entity shall, for a period of six years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers and agents of the MLP Entities, ETE Acquirer and their respective Subsidiaries than are presently set forth in the MLP Charter Documents, the MLP GP Charter Documents, the ETE Acquirer Charter Documents and comparable governing instruments of any Subsidiary of the MLP Entities or ETE Acquirer (it being acknowledged and agreed that the provisions of the Parent Charter Documents, the Parent GP Charter Documents and the comparable governing instruments of Merger Sub B currently in effect are no less favorable with respect to indemnification, advancement of expenses and exculpation of such Persons than are presently in the MLP Charter Documents, the MLP GP Charter Documents, the ETE Acquirer Charter Documents and the comparable governing instruments of any Subsidiary of the MLP Entities or ETE Acquirer). Any right of indemnification of an Indemnified Person pursuant to this Section 5.9(b) shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein.”

c.	Section 5.9(c) of the Original Agreement shall be amended and restated as follows:

“Parent shall cause the Surviving Entity and the GP Merger Surviving Entity to, and the Surviving Entity and the GP Merger Surviving Entity shall, maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies of the MLP Entities and ETE Acquirer covering acts or omissions occurring at or prior to the Effective Time with respect to Indemnified Persons (provided that the Surviving Entity and the GP Merger Surviving Entity may substitute therefor policies with reputable carriers of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Persons); provided, however, that in no event shall the Surviving Entity or the GP Merger Surviving Entity be required to expend pursuant to this Section 5.9(c) more than an amount per year equal to 300% of current annual premiums paid by the MLP Entities or ETE Acquirer, as applicable, for such insurance (the “Maximum Amount”). In the event that, but for the proviso to the immediately preceding sentence, the Surviving Entity or the GP Merger Surviving Entity would be required to expend more than the Maximum Amount, the Surviving Entity or the GP Merger Surviving Entity shall obtain the maximum amount of such insurance as is available for the Maximum Amount. If any MLP Entity or ETE Acquirer in its sole discretion elects, then, in lieu of the obligations of Parent, the Surviving Entity and the GP Merger Surviving Entity under this Section 5.9(c), such MLP Entity or ETE Acquirer, as applicable, may, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Persons in their capacity as such; provided that in no event shall the cost of such policy exceed six times the Maximum Amount.”

d.	Section 5.9(d) of the Original Agreement shall be amended and restated as follows:

“The rights of any Indemnified Person under this Section 5.9 shall be in addition to any other rights such Indemnified Person may have under the organizational documents of

MLP, MLP GP, MLP Managing GP, ETE Acquirer, the Surviving Entity, the GP Merger Surviving Entity, Parent GP, Parent Managing GP, the DRULPA or the DLLCA. The provisions of this Section 5.9 shall survive the consummation of the transactions contemplated hereby for a period of six years and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 5.8 are asserted or made within such six-year period, all rights to indemnification and advancement in respect of any such claim or claims shall continue until disposition of all such claims. If Parent, Parent GP, the Surviving Entity, the GP Merger Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of Parent, Parent GP, the Surviving Entity or the GP Merger Surviving Entity, as the case may be, shall assume the obligations of Parent, Parent GP, the Surviving Entity and the GP Merger Surviving Entity set forth in this Section 5.9.”

29.	Amendment to Section 5.12.

Section 5.12 of the Original Agreement shall be amended by deleting the words “, except Parent and MLP shall each bear and pay one-half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement, Proxy Statement and Schedule 13E-3 (other than the filing fee payable to the SEC in connection with the Registration Statement, which shall be borne solely by Parent)”

30.	Amendment to Section 5.17.

a.	Section 5.17(a) of the Original Agreement shall be amended by deleting the words “or a Parent Adverse Recommendation Change”.

b.	Section 5.17(b) of the Original Agreement shall be amended and restated as follows:

“ETE covenants and agrees that, until the Effective Time or the earlier of a termination of this Agreement, ETE, as the sole member of, and holder of the limited liability company interests in, Parent Managing GP, will cause Parent GP to execute and deliver the Parent Partnership Agreement Amendment prior to the Effective Time.”

c.	Section 5.17(c) of the Original Agreement shall be amended and restated as follows:

“ETE hereby consents, and agrees to cause its Subsidiaries that own Parent Class H Units to consent, to the issuance of the Parent Preferred Units as contemplated by this Agreement.”

31.	Amendment to Section 6.1.

Section 6.1 of the Original Agreement shall be amended by deleting Section 6.1(b) in its entirety and by inserting “[Removed and Reserved]” in lieu thereof.

32.	Amendment to Section 6.2.

The heading to, and first sentence of, Section 6.2 of the Original Agreement shall each be amended by replacing the word “Parent” with the words “the Parent Entities”.

33.	Amendment to Section 6.3.

Clause (i) and clause (ii) of Section 6.3(c) of the Original Agreement shall be amended by deleting, in each case, the words “except to the extent the Cash Consideration and any cash received in lieu of fractional Parent Units pursuant to Section 2.2(h) causes the transaction to be treated as a Disguised Sale,”.

34.	Amendment to Section 7.1.

a.	Section 7.1(b)(ii) and Section 7.1(c)(ii) of the Original Agreement shall be amended by inserting the word “or” after the final semicolon in such subsections.

b.	Section 7.1(b)(iii) and Section 7.1(c)(iii) of the Original Agreement shall be amended by replacing the words “; or” with a period.

c.	Section 7.1 of the Original Agreement shall be amended by deleting each of Section 7.1(b)(iv), Section 7.1(c)(iv), Section 7.1(d)(i) and Section 7.1(d)(ii) in their entirety and by inserting “[Removed and Reserved]” in lieu of these deleted subsections.

35.	Amendment to Section 7.2.

Section 7.2 of the Original Agreement shall be amended by deleting reference to “Section 7.3(h)”.

36.	Amendment to Section 7.3.

a.	Section 7.3 of the Original Agreement shall be amended by deleting Section 7.3(b), Section 7.3(d) and Section 7.3(h) in their entirety and by inserting “[Removed and Reserved]” in lieu thereof.

b.	Section 7.3(e) of the Original Agreement shall be amended by deleting the words “or the Parent Termination Fee” and by deleting the words “or MLP, as applicable”.

c.	Section 7.3(f) of the Original Agreement shall be amended and restated as follows:

“In the event that MLP shall fail to pay the MLP Termination Fee required pursuant to this Section 7.3 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the legal rate of interest provided for in Section 2301 of Title 6 of the Delaware Code. In addition, if MLP shall fail to pay the MLP Termination Fee when due, MLP shall also pay all of Parent’s reasonable costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee. The MLP Entities and the Parent Entities acknowledge that the provisions of this Section 7.3 are an integral part of the transactions contemplated hereby and that, without these agreements, neither the MLP Entities nor the Parent Entities would enter into this Agreement. The parties agree that in the event that MLP pays the MLP Termination Fee to Parent, no MLP Entity shall have any further liability to any Parent Entity of any kind in respect of this Agreement and the transactions contemplated hereby, and that in no event shall MLP be required to pay the MLP Termination Fee on more than one occasion.”

37.	Amendment to Section 8.2.

Section 8.2 of the Original Agreement shall be amended by deleting each instance of the words “or Parent Unitholder Approval”, “and Parent Unitholders” and “and Parent Unitholders, as applicable”.

38.	Amendment to Section 8.8.

Section 8.8 of the Original Agreement shall be amended by deleting the words “, and in the event that MLP receives the Parent Termination Fee, MLP may not seek any award of specific performance under this Section 8.8”.

39.	Amendment to Section 8.9.

Section 8.9 of the Original Agreement shall be amended by inserting the words “or ETE Acquirer” after the word “ETE”.

40.	Amendment to Section 8.13.

a.	Section 8.13 of the Original Agreement shall be amended by inserting in alphabetical order the following definitions:

i.	“Additional Unit Consideration” means a number of Parent Units equal to the quotient of $0.32 divided by the lesser of (i) the volume weighted average price of the Parent Units on the NYSE for the five trading days ending on the third trading day immediately preceding the Effective Time and (ii) the closing price of the Parent Units on the NYSE on the third trading day immediately preceding the Effective Time, rounded to the nearest ten thousandth of a unit.

ii.	“ETE Acquirer” means ETE GP Acquirer LLC, a Delaware limited liability company.

iii.	“ETE Acquirer Charter Documents” means, collectively, the certificate of formation of ETE Acquirer and the Limited Liability Company Agreement of ETE GP Acquirer LLC dated as of May 7, 2010.

iv.	“ETE Credit Documents” means, collectively, that certain (i) Credit Agreement dated as of December 2, 2013 among ETE, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the other lenders party thereto, as amended, (ii) Senior Secured Term Loan Agreement dated as of December 2, 2013 among ETE, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the other lenders party thereto, as amended, and (iii) Indenture dated as of September 20, 2010 between ETE and U.S. Bank National Association, as trustee, as amended and supplemented, relating to ETE’s 7.50% Senior Notes due 2020 and 5.875% Senior Notes due 2024.

v.	“Merger Sub A” means Rendezvous I LLC, a Delaware limited liability company.

vi.	“Merger Sub B” means Rendezvous II LLC, a Delaware limited liability company.

b.	The definitions of “Class F Unit” and “Series A Unit” in Section 8.13 of the Original Agreement shall be amended to insert the word “MLP” prior to “Limited Partners”.

c.	The definition of “MLP Partnership Interest” in Section 8.13 of the Original Agreement shall be amended to insert the word “MLP” prior to “General Partner Interest” and “Limited Partner Interests”.

d.	Section 8.13 of the Original Agreement shall be amended by deleting the following terms and definitions thereof: “Parent Alternative Proposal”; “Parent Changed Circumstance”; and “Parent Superior Proposal”.

The term “Willful Breach”, as defined in Section 8.13, of the Original Agreement shall be amended by replacing the words “or (x)” with the word “or,” and by deleting the words “or (y) in the case of Section 5.4 with respect to Parent, the consequence of an act or omission of a Subsidiary of Parent, or of a Representative of Parent at the direction of Parent”.

41.	Representations and Warranties.

Each of the parties hereby represents and warrants to the other parties that such party has all necessary power and authority to execute and deliver this Amendment and to consummate the transactions contemplated hereby. The execution, delivery and performance by such party of this Amendment, and the consummation of the transactions contemplated hereby, have been duly authorized and approved, and no other entity action on the part of such party is necessary to authorize the execution, delivery and performance by such party of this Amendment and the consummation of the transactions contemplated hereby. This Amendment has been duly executed and delivered by such party and, assuming due authorization, execution and delivery of this Amendment by the other parties hereto, constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

42.	Remainder of the Original Agreement.

Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Original Agreement, all of which shall continue to be in full force and effect. Unless the context otherwise requires, after the execution and delivery hereof, any reference to the “Agreement” shall mean the Original Agreement as amended hereby.

43.	Interpretation.

The provisions of Article VIII of the Original Agreement shall apply mutatis mutandis to this Amendment.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

PARENT:

ENERGY TRANSFER PARTNERS, L.P.

By: Energy Transfer Partners GP, L.P., its general partner

By: Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President and General Counsel

PARENT GP:

ENERGY TRANSFER PARTNERS GP, L.P.

By: Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President and General Counsel

MERGER SUB A:

RENDEZVOUS I LLC

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President and General Counsel

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER]

MERGER SUB B:

RENDEZVOUS II LLC

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President and General Counsel

ETE:

ENERGY TRANSFER EQUITY, L.P.

By: LE GP, LLC, its general partner

By:	/s/ Jamie Welch
Name:	Jamie Welch
Title:	Group Chief Financial Officer

MLP:

REGENCY ENERGY PARTNERS LP

By: Regency GP LP, its general partner

By: Regency GP LLC, its general partner

By:	/s/ Thomas E. Long
Name:	Thomas E. Long
Title:	Executive Vice President and Chief Financial Officer

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER]

MLP GP:

REGENCY GP LP

By: Regency GP LLC, its general partner

By:	/s/ Thomas E. Long
Name:	Thomas E. Long
Title:	Executive Vice President and Chief Financial Officer

ETE ACQUIRER:

ETE GP ACQUIRER LLC

By: Energy Transfer Equity, L.P., its sole member

By: LE GP LLC, its general partner

By:	/s/ Jamie Welch
Name:	Jamie Welch
Title:	Group Chief Financial Officer

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER]